As filed with the Securities and Exchange Commission on November 1, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-9

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

Barrick Gold Inc.	Barrick Gold Corporation	Barrick Gold Finance Company
(Exact Name of Registrant as Specified in its Charter)

Ontario	Ontario	Nova Scotia
(Province or Other Jurisdiction of Incorporation or Organization)
1040	1040	1040
(Primary Standard Industrial Classification Code Number)
Not Applicable	Not Applicable	Not Applicable
(I.R.S. Employee Identification No.)
BCE Place, Canada Trust Tower Suite 3700 161 Bay Street, P.O. Box 212 Toronto, Ontario M5J 2S1 (800) 720-7415	BCE Place, Canada Trust Tower Suite 3700 161 Bay Street, P.O. Box 212 Toronto, Ontario M5J 2S1 (800) 720-7415	BCE Place, Canada Trust Tower Suite 3700 161 Bay Street, P.O. Box 212 Toronto, Ontario M5J 2S1 (800) 720-7415
(Address, including postal code, and telephone number, including area code, of Registrant’s principal executive offices)
CT Corporation System	CT Corporation System	CT Corporation System
111 Eighth Avenue	111 Eighth Avenue	111 Eighth Avenue
New York, New York 10011	New York, New York 10011	New York, New York 10011
(212) 894-8700	(212) 894-8700	(212) 894-8700
(Name, Address (Including Zip Code) and Telephone Number (Including Area Code) of Agent for Service in the United States)

Copies to:

Brice T. Voran	Kevin Thomson
Shearman & Sterling LLP	Davies Ward Phillips & Vineberg LLP
Commerce Court West	P.O. Box 63, 44th Floor
Suite 4405, P.O. Box 247	1 First Canadian Place
Toronto, Ontario M5L 1E8	Toronto, Ontario M5X 1B1
(416) 360-8484	(416) 863-5530

    Approximate date of commencement of proposed sale of the securities to the public: From time to time after the effective date of this Registration Statement.

Province of Ontario
(Principal jurisdiction regulating this offering)

It is proposed that this filing shall become effective (check appropriate box below):

A.	☑ upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).
B.	☐ at some future date (check appropriate box below):

1. ☐	Pursuant to Rule 467(b) on ( ) at ( ) (designate a time not sooner than seven calendar days after filing).
2. ☐	Pursuant to Rule 467(b) on ( ) at ( ) (designate a time seven calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on ( ).
3. ☐	Pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.
4. ☐	After the filing of the next amendment to this form (if preliminary material is being filed).

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box.    ☑

CALCULATION OF REGISTRATION FEE

Title of Each Class of		Proposed Maximum	Proposed Maximum
Securities	Amount to be	Offering Price	Aggregate	Amount of
to be Registered	Registered(1)	Per Unit(2)	Offering Price(2)	Registration Fee(3)

Debt Securities(4)	$1,000,000,000(5)	100%	$1,000,000,000(5)	$126,700

Guarantees of Debt Securities(6)	(6)	(6)	(6)	None

(1)	Includes $1,000,000,000 of Debt Securities carried forward from Registration Statement No. 333-106592.
(2)	Estimated solely for the purpose of determining the registration fee.
(3)	$80,900 of which was previously paid upon the filing of Registration Statement No. 333-106592.
(4)	Debt Securities of Barrick Gold Corporation, Barrick Gold Inc. and Barrick Gold Finance Company being registered on Form F-9 hereunder.
(5)	In U.S. dollars or the equivalent thereof in foreign denominated currencies or currency units or if any Debt Securities are issued at an original issue discount, such greater amount as shall result in an aggregate offering price of $1,000,000,000.
(6)	Guarantees by Barrick Gold Corporation being registered on Form F-9 hereunder are to be sold without separate consideration.

PURSUANT TO RULE 429 UNDER THE SECURITIES ACT OF 1933, AS AMENDED, THE PROSPECTUS CONTAINED IN THIS REGISTRATION STATEMENT ALSO RELATES TO $1,000,000,000 AGGREGATE OFFERING PRICE OF DEBT SECURITIES AND THE GUARANTEES OF THOSE DEBT SECURITIES REGISTERED PURSUANT TO REGISTRATION STATEMENT NO. 333-106592. THIS REGISTRATION STATEMENT, WHICH IS A NEW REGISTRATION STATEMENT, ALSO CONSTITUTES POST-EFFECTIVE AMENDMENT NO. 2 TO REGISTRATION STATEMENT NO. 333-106592 AND SUCH POST-EFFECTIVE AMENDMENT SHALL HEREAFTER BECOME EFFECTIVE CONCURRENTLY WITH THE EFFECTIVENESS OF THIS REGISTRATION STATEMENT.

PART I

INFORMATION REQUIRED TO BE DELIVERED

TO OFFEREES OR PURCHASERS

October 28, 2004

Barrick Gold Corporation

Barrick Gold Inc.	Barrick Gold Finance Company

US $1,000,000,000

Debt Securities

          We may offer debt securities of Barrick, BGI or BGFC, consisting of debentures, notes, bonds and/or other similar evidences of indebtedness (collectively, the “Debt Securities”). Any Debt Securities issued by BGI or BGFC will be unconditionally and irrevocably guaranteed by Barrick.

          We may from time to time offer up to $1,000,000,000 aggregate principal amount of Debt Securities. We will provide the specific terms of these Debt Securities in supplements to this prospectus. You should read this prospectus and any applicable prospectus supplements carefully before you invest.

          This prospectus is a (final) short form base prospectus for BGFC and an amended and restated short form base shelf prospectus for Barrick and BGI.

          The Debt Securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities regulator, nor has the Securities and Exchange Commission or any state securities regulator, passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

          We are permitted to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States.

          Owning the Debt Securities may subject you to tax consequences both in the United States and Canada. You should read the tax discussion in any applicable prospectus supplement. This prospectus or any applicable prospectus supplement may not describe these tax consequences fully.

      Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because Barrick and BGI are incorporated under the laws of the Province of Ontario, Canada, BGFC is incorporated under the laws of the Province of Nova Scotia, Canada, some of the officers and directors of Barrick, BGI and BGFC and some of the experts named in this prospectus are Canadian residents, and a majority of Barrick’s assets and the assets of those officers, directors and experts are located outside of the United States.

ABOUT THIS PROSPECTUS

      References to “$” in this prospectus are to U.S. dollars, unless otherwise indicated.

      In this prospectus, Barrick Gold Corporation will be referred to as either “Barrick” or the “Guarantor”, Barrick Gold Inc. will be referred to as “BGI” and Barrick Gold Finance Company will be referred to as “BGFC”. Unless the context requires otherwise, “we”, “us” and “our” refer to Barrick and its subsidiaries, including BGI and BGFC.

      This prospectus has been filed with the Securities and Exchange Commission, or the SEC, as part of a registration statement on Form F-9 relating to the Debt Securities and the guarantees (the “Guarantees”) by Barrick of any Debt Securities issued by BGI or BGFC and with the Ontario Securities Commission, or the OSC, in each case using a “shelf” registration process. Under this shelf process we may sell any combination of the Debt Securities described in this prospectus in one or more offerings up to a total aggregate principal amount of $1,000,000,000. This prospectus provides you with a general description of the Debt Securities we may offer. Each time we sell Debt Securities we will provide a supplement to this prospectus that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information about the terms of the offering or of the Debt Securities to be issued. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information” below. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You may refer to the registration statement and the exhibits to the registration statement for further information with respect to us and the Debt Securities.

WHERE YOU CAN FIND MORE INFORMATION

      Barrick files certain reports with and furnishes other information to each of the SEC and the OSC. Our SEC file number is 1-9059. Under a multijurisdictional disclosure system adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Barrick’s reports and other information filed with the SEC since June 2002 are available, and Barrick’s reports and other information filed in the future with the SEC will be available, from the SEC’s Electronic Document Gathering and Retrieval System (http://www.sec.gov), which is commonly known by the acronym “EDGAR”, as well as from commercial document retrieval services. You may also read (and by paying a fee, copy) any document Barrick files with the SEC at the SEC’s public reference room in Washington, D.C. (450 Fifth Street N.W., Washington, D.C. 20549). Please call the SEC at 1-800-SEC-0330 for more information on the public reference room. You may also inspect Barrick’s SEC filings at the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Barrick’s OSC filings are available over the Internet at http://www.sedar.com.

      The SEC and the OSC allow Barrick to “incorporate by reference” into this prospectus the information filed with them, which means that Barrick can disclose important information to you by referring you to these documents. Information has been incorporated by reference in this prospectus from documents filed with the SEC and the OSC. We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, without charge, upon oral or written request to the secretary of Barrick at BCE Place, Canada Trust Tower, Suite 3700, 161 Bay Street, P.O. Box 212, Toronto, Ontario, Canada M5J 2S1, (416) 861-9911, copies of the documents incorporated herein by reference.

      This prospectus incorporates by reference the documents listed below:

•	the comparative audited consolidated financial statements of Barrick and the notes thereto for the year ended December 31, 2003 prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP, together with the report of the auditors thereon and management’s discussion and analysis of financial and operating results for the year ended December 31, 2003, found on pages 21 through 108 of Barrick’s 2003 annual report;

•	the comparative unaudited interim consolidated financial statements of Barrick and the notes thereto for the nine months ended September 30, 2004 prepared in accordance with U.S. GAAP, together with management’s discussion and analysis of financial and operating results for the nine months ended September 30, 2004, including the operating and financial summary, found on pages 8 through 55 of Barrick’s third quarter report;

•	those portions of the operating and financial summary contained in Barrick’s second quarter report entitled “Lagunas Norte, Alto Chicama District in Peru” on page 12 of the second quarter report, “Veladero, Argentina” on page 12 of the second quarter report, “Pascua — Lama, Chile/ Argentina” on pages 12 and 13 of the second quarter report, “Cowal, Australia” on page 15 of the second quarter report and “Tulawaka, Tanzania” on page 15 of the second quarter report;

•	the annual information form of Barrick dated May 19, 2004 for the year ended December 31, 2003; and

•	the management information circular of Barrick dated March 8, 2004 prepared for the annual and special meeting of Barrick shareholders held on April 22, 2004, other than the sections entitled “Report on Executive Compensation” and “Performance Graph”.

      After the date of this prospectus and prior to the termination of the distribution of the Debt Securities, any material change reports (excluding any confidential material change reports), annual financial statements (including the auditors’ report thereon), interim financial statements and information circulars (other than those sections, if any, in respect of the downward repricing of options, the composition of the compensation committee of the Barrick board of directors and its report on executive compensation, and the yearly percentage change in Barrick’s cumulative total shareholders return on publicly traded securities compared with the cumulative total return of the S&P/ TSX Gold Index, the S&P/ TSX Composite Index or any other broad equity market index or a published industry or line-of-business index) that Barrick files with the OSC will be incorporated by reference in this prospectus and will automatically update and supersede information incorporated by reference in this prospectus. In addition, any report filed or furnished by Barrick, BGI or BGFC with the SEC pursuant to Section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) or submitted to the SEC pursuant to Rule 12g3-2(b) under the Exchange Act, after the date of this prospectus shall be deemed to be incorporated by reference into this prospectus and the registration statement of which this prospectus forms a part, if and to the extent expressly provided in such report.

      All information omitted from this prospectus which is permitted to be omitted under applicable securities laws will be contained in one or more supplements that will be delivered to purchasers of the Debt Securities together with this prospectus. Any such supplement to this prospectus will be incorporated by reference into this prospectus as of the date of the supplement, but only for the purposes of the offering of Debt Securities to which the supplement relates.

      The documents listed above, including any documents deemed to be incorporated in this prospectus after the date of this prospectus, are not incorporated by reference to the extent that their contents are modified or superseded by any statement contained in this prospectus, any amendment or supplement to this prospectus or any subsequently filed document that is also incorporated by reference in this prospectus.

      You should rely only on the information contained in or incorporated by reference in this prospectus or any applicable prospectus supplement and on the other information included in the registration statement of which this prospectus forms a part. We have not authorized anyone to provide you with different or additional information. We are not making an offer of these Debt Securities in any jurisdiction where the offer is not permitted by law. You should not assume that the information contained or incorporated by reference in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date on the front of any applicable prospectus supplement.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

      Certain information contained or incorporated by reference in this prospectus, including any information as to our future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets (such as the Canadian and Australian dollars versus the U.S. dollar); fluctuations in the spot and forward price of gold or certain other commodities (such as silver, copper, diesel fuel and electricity); changes in U.S. dollar interest rates or gold lease rates that could impact the mark to market value of outstanding derivative instruments and ongoing payments/receipts under interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark to market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Australia, Chile, Peru, Argentina, Tanzania, Russia or Barbados or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause its actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this prospectus are qualified by these cautionary statements. Specific reference is made to “Narrative Description of the Business — Gold Mineral Reserves and Mineral Resources” and “Risk Factors” in the annual information form of Barrick dated May 19, 2004 for the year ended December 31, 2003 and to “Management’s Discussion and Analysis of Financial and Operating Results for the year ended December 31, 2003” incorporated by reference herein for a discussion of some of the factors underlying forward-looking statements.

      We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

BARRICK

      Barrick is a leading international gold company. Barrick entered the gold mining industry in 1983 and is one of the largest gold mining companies in the world. Barrick has operating mines and development projects in the United States, Peru, Chile, Argentina, Tanzania, Australia and Canada.

      Barrick’s mines produced approximately 5.51 million ounces of gold in 2003 at total cash costs of $189 per ounce and Barrick expects to produce between 4.9 and 5.0 million ounces of gold in 2004. “Total cash costs per ounce” is a non-GAAP performance measure. For an explanation of Barrick’s use of this measure, including a reconciliation of “total cash costs per ounce” to total cash production costs, see the discussion under the heading “Non-GAAP Performance Measures” on pages 23 and 24 of this prospectus.

      Barrick is an Ontario corporation resulting from the amalgamation on July 14, 1984 of Camflo Mines Limited, Bob-Clare Investments Limited and the former Barrick Resources Corporation. On December 9, 1985, Barrick changed its name to American Barrick Resources Corporation and on January 1, 1995 Barrick changed its name to Barrick Gold Corporation. Barrick’s head office and principal place of business is BCE Place, Canada Trust Tower, Suite 3700, 161 Bay Street, P.O. Box 212, Toronto, Ontario, Canada M5J 2S1.

BGI

      BGI (formerly Homestake Canada Inc.) is an Ontario corporation and an indirect wholly-owned subsidiary of Barrick. On December 14, 2001, Homestake Merger Co., a U.S. subsidiary of Barrick, merged with Homestake Mining Company. In connection with the merger, the exchangeable shares previously issued to the public by BGI (the “Exchangeable Shares”) remained outstanding but each such Exchangeable Share became exchangeable for 0.53 of a Barrick common share, rather than for one share of Homestake Mining Company common stock. All of BGI’s outstanding shares, other than its Exchangeable Shares held by the public, are held by Barrick and its affiliates, including BGFC. Each Exchangeable Share provides the holder thereof with the economic and voting equivalent, to the extent practicable, of 0.53 of a Barrick common share. BGI will not make available publicly or to its securityholders annual or other reports or other separate continuous disclosure information, other than a summary of BGI’s selected annual comparative financial information included in the notes to Barrick’s annual audited financial statements.

      BGI’s principal assets are comprised of a 100% interest in the Eskay Creek Mine, a 50% interest in the Hemlo operations and an indirect approximately 52% interest in the Veladero project, each of which is described in Barrick’s annual information form incorporated by reference in this prospectus. As at December 31, 2003, BGI had assets with a total book value of $305 million.

BGFC

      BGFC (formerly Homestake Canada Holdings Company) is a Nova Scotia unlimited liability company and an indirect wholly-owned subsidiary of Barrick. All of BGFC’s outstanding shares are held by affiliates of Barrick. BGFC will not make available publicly or to its securityholders annual or other reports or other separate continuous disclosure information.

      BGFC has only minimal operations that are independent of Barrick. BGFC’s assets are comprised of all of the voting shares, and a portion of the Exchangeable Shares, of BGI, as well as call rights, support rights and other rights relating to the Exchangeable Shares. A summary of BGI’s selected annual comparative financial information is included in the notes to Barrick’s annual audited financial statements.

USE OF PROCEEDS

      We intend to use the net proceeds from the sale of the Debt Securities:

•	to repay indebtedness outstanding from time to time;

•	to make equity investments in and advances to subsidiaries of Barrick;

•	for capital expenditures and investment programs; and

•	for other general corporate purposes.

We may invest funds that we do not immediately require in short-term marketable securities. Specific information about the use of proceeds from the sale of any Debt Securities will be included in a supplement to this prospectus.

INTEREST COVERAGE

      This interest coverage information for the 12 months ended December 31, 2003 and the 12 months ended September 30, 2004 is prepared in accordance with Canadian disclosure requirements. The coverages have been calculated using financial information prepared in accordance with U.S. GAAP. These coverages do not reflect any offering of Debt Securities but do reflect required adjustments for all issuances and repayments of long-term debt since December 31, 2003 and all servicing costs incurred in relation thereto. Specifically, Barrick’s pro forma interest coverage calculations reflect actual interest incurred adjusted for the effect of the $167 million drawdown of the Veladero project financing facility (which occurred in the third quarter of 2004) as if such drawdown had occurred on January 1, 2003 and October 1, 2003 in respect of the 12 months ended December 31, 2003 and September 30, 2004, respectively.

      Barrick’s earnings before interest and income taxes for the 12 months ended December 31, 2003 were $249 million. These earnings were 4.4 times Barrick’s pro forma interest requirements for the period of $57 million (including amounts capitalized during the period). Barrick’s actual interest requirements for the 12 months ended December 31, 2003 were $49 million (including amounts capitalized during the period), and Barrick’s earnings before interest and income taxes for this period were 5.1 times Barrick’s actual interest requirements for the period.

      Barrick’s earnings before interest and income taxes for the 12 months ended September 30, 2004 were $191 million. These earnings were 3.5 times Barrick’s pro forma interest requirements for the period of $55 million (including amounts capitalized during the period). Barrick’s actual interest requirements for the 12 months ended September 30, 2004 were $47 million (including amounts capitalized during the period), and Barrick’s earnings before interest and income taxes for this period were 4.1 times Barrick’s actual interest requirements for the period.

DESCRIPTION OF DEBT SECURITIES AND THE GUARANTEES

      In this section only, the term “Barrick” refers only to Barrick Gold Corporation without any of its subsidiaries, the term “BGI” refers only to Barrick Gold Inc. without any of its subsidiaries and the term “BGFC” refers only to Barrick Gold Finance Company without any of its subsidiaries. In addition, in this section only, each of the terms “we”, “us”, or “our” refers only to Barrick in the case of Debt Securities and Guarantees issued by Barrick, and only to BGI or BGFC in the case of Debt Securities issued by BGI or BGFC, as applicable, and the term “issuer” refers only to Barrick, BGI or BGFC in the case of Securities issued by Barrick, BGI or BGFC, as applicable. This description sets forth certain general terms and provisions of the Debt Securities and, if issued by BGI or BGFC, the Guarantees of Barrick as Guarantor. We will provide particular terms and provisions of a series of Debt Securities, and a description of how the general terms and provisions described below may apply to that series, in a supplement to this prospectus.

      The Debt Securities and Guarantees will be issued under an Indenture to be entered into between Barrick as Issuer and Guarantor, BGI and BGFC as Issuers, and JPMorgan Chase Bank as trustee (the “Trustee”). The Indenture is subject to and governed by the U.S. Trust Indenture Act of 1939, as amended. A copy of the form of the Indenture has been filed as an exhibit to our registration statement filed with the SEC and with the prospectus filed with the OSC. The following summary highlights some of the provisions of the Indenture, and may not contain all of the information that is important to you. Wherever we refer to particular provisions or defined terms of the Indenture, such provisions or defined terms are incorporated in this prospectus by reference as part of the statement made, and the statement is qualified by such reference. The term “Securities” as used under this caption, refers to all securities (other than Guarantees) issued under the Indenture, including the Debt Securities.

      Barrick, BGI and BGFC may issue Debt Securities and incur additional indebtedness otherwise than through the offering of Debt Securities pursuant to this prospectus.

General

      The Indenture does not limit the amount of Securities which we may issue under the Indenture, and we may issue Securities in one or more series. Securities may be denominated and payable in any currency. We may offer no more than $1,000,000,000 (or the equivalent in other currencies) aggregate principal amount of Securities pursuant to this prospectus. Unless otherwise indicated in the applicable prospectus supplement, the Indenture permits us, without the consent of the holders of any Securities, to increase the principal amount of any series of Securities we previously have issued under the Indenture and to issue such increased principal amount.

      The applicable prospectus supplement will set forth the following terms relating to the Securities offered by such prospectus supplement (the “Offered Securities”):

•	whether the Offered Securities are Debt Securities issued by Barrick or guaranteed Debt Securities issued by BGI or BGFC;

•	the specific designation of the Offered Securities; any limit on the aggregate principal amount of the Offered Securities; the date or dates, if any, on which the Offered Securities will mature and the portion (if less than all of the principal amount) of the Offered Securities to be payable upon declaration of acceleration of maturity;

•	the rate or rates at which the Offered Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which any such interest will be payable and the record dates for any interest payable on the Offered Securities which are in registered form;

•	the terms and conditions under which we may be obligated to redeem, repay or purchase the Offered Securities pursuant to any sinking fund or analogous provisions or otherwise;

•	the terms and conditions upon which we may redeem the Offered Securities, in whole or in part, at our option;

•	whether the Offered Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Offered Securities which are in bearer form and as to exchanges between registered form and bearer form;

•	whether the Offered Securities will be issuable in the form of registered global securities (“Global Securities”), and, if so, the identity of the depositary for such registered Global Securities;

•	the denominations in which registered Offered Securities will be issuable, if other than denominations of $1,000 and any multiple thereof, and the denominations in which bearer Offered Securities will be issuable if other than $5,000;

•	each office or agency where payments on the Offered Securities will be made (if other than the offices or agencies described under “Payment” below) and each office or agency where the Offered Securities may be presented for registration of transfer or exchange;

•	if other than U.S. dollars, the currency in which the Offered Securities are denominated or the currency in which we will make payments on the Offered Securities;

•	any index, formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the Offered Securities; and

•	any other terms of the Offered Securities which apply solely to the Offered Securities, or terms generally applicable to the Securities which are not to apply to the Offered Securities.

      Unless otherwise indicated in the applicable prospectus supplement:

•	holders may not tender Securities to us for repurchase; and

•	the rate or rates of interest on the Securities will not increase if we become involved in a highly leveraged transaction or we are acquired by another entity.

      We may issue Securities under the Indenture bearing no interest or interest at a rate below the prevailing market rate at the time of issuance and, in such circumstances, we will offer and sell those Securities at a discount below their stated principal amount. We will describe in the applicable prospectus supplement any Canadian and U.S. federal income tax consequences and other special considerations applicable to any discounted Securities or other Securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or U.S. federal income tax purposes.

      Debt Securities issued by Barrick and the Guarantees will be direct, unconditional and unsecured obligations of Barrick and will rank equally among themselves and with all of Barrick’s other unsecured, unsubordinated obligations, except to the extent prescribed by law. Debt Securities issued by BGI or BGFC will be direct, unconditional and unsecured obligations of BGI or BGFC, as the case may be, and will rank equally among themselves and with all of BGI’s or BGFC’s other unsecured, unsubordinated obligations, except to the extent prescribed by law. BGI’s and BGFC’s, as the case may be, obligations under its Debt Securities will be unconditionally guaranteed by Barrick as more fully described below under “Guarantees”. Debt Securities issued by Barrick and the Guarantees will be structurally subordinated to all existing and future liabilities, including trade payables and other indebtedness, of Barrick’s subsidiaries. Debt Securities issued by BGI and BGFC will be structurally subordinated to all existing and future liabilities, including trade payables and other indebtedness, of BGI’s or BGFC’s subsidiaries.

      Barrick has agreed to provide to the Trustee (i) annual reports containing audited financial statements and (ii) quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

Form, Denomination, Exchange and Transfer

      Unless otherwise indicated in the applicable prospectus supplement, we will issue Securities only in fully registered form without coupons, and in denominations of $1,000 and multiples of $1,000. Securities may be presented for exchange and registered Securities may be presented for registration of transfer in the manner set forth in the Indenture and in the applicable prospectus supplement, without service charges. We may, however, require payment sufficient to cover any taxes or other governmental charges due in connection with the exchange or transfer. We have appointed the Trustee as security registrar. Bearer Securities and the coupons applicable to bearer Securities thereto will be transferable by delivery.

Payment

      Unless otherwise indicated in the applicable prospectus supplement, we will make payments on registered Securities (other than Global Securities) at the office or agency of the Trustee, 4 New York Plaza, 15th Floor, New York, New York 10004 or, in the case of holders in Ontario, Suite 1800, South Tower, Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, M5J 2J2, except that we may choose to pay interest (a) by check mailed to the address of the person entitled to such payment as specified in the security register or (b) by wire transfer to an account maintained by the person entitled to such payment as specified in the security register. Unless otherwise indicated in the applicable prospectus supplement, we will pay any interest due on registered Securities to the persons in whose name such registered Securities are registered on the day or days specified by us.

Registered Global Securities

      Registered Debt Securities of a series may be issued in whole or in part in global form that will be deposited with, or on behalf of, a depositary identified in the prospectus supplement. Global Securities will be registered in the name of a financial institution we select, and the Debt Securities included in the Global Securities may not be transferred to the name of any other direct holder unless the special circumstances described below occur. The financial institution that acts as the sole direct holder of the Global Securities is called the “Depositary”. Any person wishing to own Debt Securities issued in the form of Global Securities must do so indirectly by virtue of an account with a broker, bank or other financial institution that, in turn, has an account with the Depositary.

Special Investor Considerations for Global Securities

      Our obligations, as well as the obligations of the Trustee and those of any third parties employed by us or the Trustee, run only to persons who are registered as holders of Debt Securities. For example, once we make payment to the registered holder, we have no further responsibility for the payment even if that holder is legally required to pass the payment along to you but does not do so. As an indirect holder, an investor’s rights relating to a Global Security will be governed by the account rules of the investor’s financial institution and of the Depositary, as well as general laws relating to debt securities transfers.

      An investor should be aware that when Debt Securities are issued in the form of Global Securities:

•	the investor cannot have Debt Securities registered in his or her own name;

•	the investor cannot receive physical certificates for his or her interest in the Debt Securities;

•	the investor must look to his or her own bank or brokerage firm for payments on the Debt Securities and protection of his or her legal rights relating to the Debt Securities;

•	the investor may not be able to sell interests in the Debt Securities to some insurance companies and other institutions that are required by law to hold the physical certificates of Debt Securities that they own;

•	the Depositary’s policies will govern payments, transfers, exchange and other matters relating to the investor’s interest in the Global Security. We and the Trustee have no responsibility for any aspect of the Depositary’s actions or for its records of ownership interest in the Global Security. We and the Trustee also do not supervise the Depositary in any way; and

•	the Depositary will usually require that interests in a Global Security be purchased or sold within its system using same-day funds.

Special Situations When Global Security Will be Terminated

      In a few special situations described below, a Global Security will terminate and interests in it will be exchanged for physical certificates representing Debt Securities. After that exchange, an investor may choose whether to hold Debt Securities directly or indirectly through an account at its bank or brokerage firm. Investors must consult their own banks or brokers to find out how to have their interests in Debt Securities transferred into their own names, so that they will be direct holders.

      The special situations for termination of a Global Security are:

•	when the Depositary notifies us that it is unwilling, unable or no longer qualified to continue as Depositary (unless a replacement Depositary is named); and

•	when and if we decide to terminate a Global Security.

      The prospectus supplement may list situations for terminating a Global Security that would apply only to the particular series of Debt Securities covered by the prospectus supplement. When a Global Security terminates, the Depositary (and not Barrick, BGI, BGFC or the Trustee) is responsible for deciding the names of the institutions that will be the initial direct holders.

Guarantees

      Barrick will guarantee the payment of the principal of, premium, if any, and interest on Debt Securities issued by BGI or BGFC and any Additional Amounts payable with respect to such Securities when they become due and payable, whether at the stated maturity thereof, by declaration of acceleration or otherwise.

Certain Covenants

Limitation on Liens

      Barrick will not, and will not permit any Restricted Subsidiary to, create, incur or assume any Lien (except for Permitted Liens) on any Principal Assets securing payment of Indebtedness of Barrick or any of its Subsidiaries unless the Securities (together with, at Barrick’s option, any other obligations that are not subordinate in right of payment to the Securities) are secured equally and ratably with (or prior to) any and all obligations secured or to be secured by any such Lien and for so long as such obligations are so secured. For greater certainty, the following do not constitute Liens securing payment of Indebtedness:

•	all rights reserved to or vested in any Governmental Authority by the terms of any lease, license, franchise, grant or permit held by Barrick or any Restricted Subsidiary, or by any statutory provision, to terminate any such lease, license, franchise, grant or permit, or to require annual or other periodic payments as a condition of the continuance thereof or to distrain against or to obtain a charge on any property or assets of Barrick or any Restricted Subsidiary in the event of failure to make any such annual or other periodic payment;

•	any Lien upon any Principal Asset in favor of any party to a joint development or operating agreement or any similar person paying all or part of the expenses of developing or conducting operations for the recovery, storage, treatment, transportation or sale of the mineral resources of the Principal Asset (or property or assets with which it is united) that secures the payment to such person of Barrick’s or any Restricted Subsidiary’s proportionate part of such development or operating expenses;

•	any acquisition by Barrick or by any Restricted Subsidiary of any Principal Asset subject to any reservation or exception under the terms of which any vendor, lessor or assignor creates, reserves or excepts or has created, reserved or excepted an interest in precious metals or any other mineral or timber in place or the proceeds thereof; and

•	any conveyance or assignment whereby Barrick or any Restricted Subsidiary conveys or assigns to any Person or Persons an interest in precious metals or any other mineral or timber in place or the proceeds thereof.

      This covenant applies to Barrick and its Restricted Subsidiaries, which term does not include Subsidiaries of Barrick that maintain a substantial portion of their fixed assets outside of Canada or the United States.

Consolidation, Amalgamation and Merger

      None of Barrick, BGI or BGFC may consolidate or amalgamate with or merge into any other Person or convey, transfer or lease its properties and assets substantially as an entirety to any other Person unless:

•	in a transaction in which Barrick, BGI or BGFC does not survive or continue in existence or in which Barrick, BGI or BGFC transfers or leases its properties and assets substantially as an entirety to any other Person, the successor entity is a corporation, partnership or trust organized under the laws of Canada or any province or territory of Canada or the United States, any state thereof or the District of Columbia or, if such transaction would not impair the rights of the holders of the Securities or the Guarantees, in any other country, provided that if such successor entity is organized under the laws of a jurisdiction other than Canada or any province or territory of Canada, or the United States, any state thereof or the District of Columbia, the successor entity assumes by a supplemental indenture the obligations of Barrick, BGI or BGFC, as the case may be, under the Securities and the Indenture to pay Additional Amounts, adding the name of such successor jurisdiction in addition to Canada in each place that Canada appears in “— Payment of Additional Amounts” below and adding references to the provinces, territories, states or other applicable political subdivisions of such successor jurisdiction in addition to references to the provinces and territories of Canada appearing in “— Payment of Additional Amounts”;

•	the surviving entity shall expressly assume by a supplemental indenture the obligations of Barrick, BGI or BGFC, as the case may be, in respect of the Securities and the performance and observance of every covenant of the Indenture to be performed or observed by Barrick, BGI or BGFC, as the case may be;

•	immediately before and after giving effect to any such transaction, no Event of Default or event that after notice or passage of time or both would be an Event of Default shall have occurred and be continuing; and

•	if, as a result of any such transaction, any Principal Assets would become subject to a Lien, then, unless such Lien could be created pursuant to the Indenture provisions described under “Limitation on Liens” above without equally securing the Securities, Barrick, prior to or simultaneously with such transaction, shall have caused the Securities to be secured equally with or prior to the indebtedness secured by such Lien.

Certain Definitions Applicable to Covenants

      “Consolidated Net Tangible Assets” means, at a particular date, the aggregate amount of assets (less applicable reserves and other properly deductible items) shown on the most recent consolidated financial statements of Barrick less (a) all current liabilities (excluding any portion constituting Funded Debt); (b) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles (excluding from intangibles, for greater certainty, mineral rights, interests in mineral properties, deferred mining, acquisition, exploration and stripping costs and deferred charges relating to hedging agreements); and (c) appropriate adjustments on account of minority interests of other persons holding shares of any of the Subsidiaries, all as set forth on the most recent balance sheet of Barrick and its consolidated Subsidiaries (but in any event, as of a date within 150 days of the date of determination) and computed in accordance with the accounting principles used in Barrick’s annual financial statements contained in Barrick’s annual report delivered to its shareholders in respect of the fiscal year immediately prior to the date of such computation; which, on the date of this prospectus, were U.S. GAAP; provided that in no event shall any amount be deducted in respect of unrealized mark-to-market adjustments (whether positive or negative and whether or not reflected in Barrick’s consolidated financial statements) relating to hedging and other financial risk management activities of Barrick or any of its Subsidiaries (including, without limitation, commodity, interest rate and foreign exchange trading and sales agreements).

      “Financial Instrument Obligations” means obligations arising under:

•	interest rate swap agreements, forward rate agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a Person relating to interest rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon interest rates in effect from time to time or fluctuations in interest rates occurring from time to time;

•	currency swap agreements, cross-currency agreements, forward agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a Person relating to currency exchange rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon currency exchange rates in effect from time to time or fluctuations in currency exchange rates occurring from time to time; and

•	commodity swap, hedging or sales agreements, floor, cap or collar agreements, commodity futures or options or other similar agreements or arrangements, or any combination thereof, entered into by a Person relating to one or more commodities or pursuant to which the price, value or amount payable thereunder is dependent or based upon the price of one or more commodities in effect from time to time or fluctuations in the price of one or more commodities occurring from time to time.

      “Funded Debt” as applied to any Person, means all indebtedness of such Person maturing after, or renewable or extendable at the option of such Person beyond, 12 months from the date of determination.

      “Governmental Authority” means any nation or government, any state, province, territory or other political subdivision thereof and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

      “Indebtedness” means obligations for money borrowed whether or not evidenced by notes, bonds, debentures or other similar evidences of indebtedness.

      “Lien” means any mortgage, lien, pledge, charge, security interest or encumbrance of any kind created, incurred or assumed in order to secure payment of Indebtedness.

      “Non-Recourse Debt” means Indebtedness to finance the creation, development, construction or acquisition of properties or assets and any increases in or extensions, renewals or refinancings of such Indebtedness, provided that the recourse of the lender thereof (including any agent, trustee, receiver or other Person acting on behalf of such entity) in respect of such Indebtedness is limited in all circumstances to the properties or assets created, developed, constructed or acquired in respect of which such Indebtedness has been incurred, to the capital stock and debt securities of the Restricted Subsidiary that acquires or owns such properties or assets and to the receivables, inventory, equipment, chattels, contracts, intangibles and other assets, rights or collateral connected with the properties or assets created, developed, constructed or acquired and to which such lender has recourse.

      “North American Subsidiary” means any Subsidiary that maintains a substantial portion of its fixed assets within Canada or the United States.

      “Permitted Liens” means:

•	Liens existing on the date of the Indenture, or arising thereafter pursuant to contractual commitments entered into prior to such date;

•	Liens securing the Securities;

•	Liens incidental to the conduct of the business of Barrick or any Restricted Subsidiary or the ownership of their assets that, in the aggregate, do not materially impair the operation of the business of Barrick and its Subsidiaries taken as a whole, including, without limitation, any such Liens created pursuant to joint development agreements and leases, subleases, royalties or other similar rights granted to or reserved by others;

•	Purchase Money Mortgages;

•	any Lien on any Principal Asset existing at the time Barrick or any Restricted Subsidiary acquires the Principal Asset (or any business entity then owning the Principal Asset) whether or not assumed by Barrick or such Restricted Subsidiary and whether or not such Lien was given to secure the payment of the purchase price of the Principal Asset (or any entity then owning the Principal Asset), provided that no such Lien shall extend to any other Principal Asset;

•	any Lien to secure Indebtedness owing to Barrick or to another Subsidiary;

•	Liens on the assets of a corporation existing at the time the corporation is liquidated or merged into, or amalgamated or consolidated with, Barrick or any Restricted Subsidiary or at the time of the sale, lease or other disposition to Barrick or any Restricted Subsidiary of the properties of such corporation as, or substantially as, an entirety;

•	any attachment or judgment Lien provided that (i) the execution or enforcement of the judgment it secures is effectively stayed and the judgment is being contested in good faith, (ii) the judgment it secures is discharged within 60 days after the later of the entering of such judgment or the expiration of any applicable stay, or (iii) the payment of the judgment secured is covered in full (subject to a customary deductible) by insurance;

•	any Lien in connection with Indebtedness which by its terms is Non-Recourse Debt;

•	any Lien for taxes, assessments or governmental charges or levies (a) that are not yet due and delinquent or (b) the validity of which is being contested in good faith;

•	any Lien of materialmen, mechanics, carriers, workmen, repairmen, landlords or other similar Liens, or deposits to obtain the release of these Liens;

•	any Lien (a) to secure public or statutory obligations (including reclamation and closure bonds and similar obligations), (b) to secure payment of workmen’s compensation, employment insurance or other forms of governmental insurance or benefits, (c) to secure performance in connection with tenders, leases of real property, environmental, land use or other governmental or regulatory permits, bids or contracts or (d) to secure (or in lieu of) surety or appeal bonds, and Liens made in the ordinary course of business for similar purposes;

•	any Lien granted in the ordinary course of business in connection with Financial Instrument Obligations;

•	any Lien created for the sole purpose of renewing or refunding any of the Liens described in the list above, provided that the Indebtedness secured thereby shall not exceed the principal amount of Indebtedness so secured at the time of such renewal or refunding, and that such renewal or refunding Lien shall be limited to all or any part of the same property which secured the Lien renewed or refunded; and

•	any Lien not otherwise permitted under the list above, provided that the aggregate principal amount of Indebtedness secured by all such Liens would not then exceed 10% of Consolidated Net Tangible Assets.

      “Principal Asset” means (i) any real property interest (all such interests forming an integral part of a single development or operation being considered as one interest), including any mining claims and leases, and any plants, buildings or other improvements thereon, and any part thereof, located in Canada or the United States that is held by Barrick or any Restricted Subsidiary and has a net book value, on the date as of which the determination is being made, exceeding 5% of Consolidated Net Tangible Assets (other than any such interest that the Board of Directors of Barrick determines by resolution is not material to the business of Barrick and its Subsidiaries taken as a whole) or (ii) any of the capital stock or debt securities issued by any Restricted Subsidiary.

      “Purchase Money Mortgage” means any Lien on any Principal Asset (or the capital stock or debt securities of any Restricted Subsidiary that acquires or owns any Principal Asset) incurred in connection with the acquisition of that Principal Asset or the construction or repair of any fixed improvements on that Principal Asset (or in connection with financing the costs of acquisition of that Principal Asset or the construction or repair of improvements on that Principal Asset) provided that the principal amount of Indebtedness secured by any such Lien shall at no time exceed 100% of the original cost to Barrick or any Restricted Subsidiary of the Principal Asset or such construction or repairs.

      “Restricted Subsidiary” means any North American Subsidiary that owns or leases a Principal Asset referred to in clause (i) of the definition of “Principal Asset” or is engaged primarily in the business of owning or holding capital stock of one or more Restricted Subsidiaries. “Restricted Subsidiary”, however, does not include (1) any Subsidiary whose primary business consists of (A) financing operations in connection with leasing and conditional sale transactions on behalf of Barrick and its Subsidiaries, (B) purchasing accounts receivable or making loans secured by accounts receivable or inventory or (C) being a finance company or (2) any Subsidiary which the Board of Directors of Barrick has determined by resolution does not maintain a substantial portion of its fixed assets within Canada or the United States.

      “Subsidiary” means (i) a corporation more than 50% of the outstanding Voting Stock of which at the time of determination is owned, directly or indirectly, by Barrick or by one or more Subsidiaries of Barrick or by Barrick and one or more Subsidiaries of Barrick and the votes carried by such Voting Stock are sufficient, if exercised, to elect a majority of the board of directors of the corporation or (ii) any other Person (other than a corporation) in which at the time of determination Barrick or one or more Subsidiaries of Barrick or Barrick and one or more Subsidiaries of Barrick, directly or indirectly, has or have at least a majority ownership and power to direct the policies, management and affairs of the Person.

      “Voting Stock” means securities or other ownership interests of a corporation, partnership or other entity having by the terms thereof ordinary voting power to vote in the election of the board of directors or other persons performing similar functions of such corporation, partnership or other entity (without regard to the occurrence of any contingency).

Payment of Additional Amounts

      Unless otherwise specified in the applicable prospectus supplement, all payments made by or on behalf of Barrick, BGI or BGFC under or with respect to the Securities or the Guarantees will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereafter “Canadian Taxes”), unless Barrick, BGI or BGFC, as the case may be, is required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof. If Barrick, BGI or BGFC is so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the Securities or the Guarantees, Barrick, BGI or BGFC, as the case may be, will pay to each holder of such Securities as additional interest such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each such holder after such withholding or deduction (and after deducting any Canadian Taxes on such Additional Amounts) will not be less than the amount such holder would have received if such Canadian Taxes had not been withheld or deducted, except as described below. However, no Additional Amounts will be payable with respect to a payment made to a Securities holder (such holder, an “Excluded Holder”) in respect of the beneficial owner thereof:

•	with which Barrick, BGI or BGFC, as the case may be, does not deal at arm’s length (for the purposes of the Income Tax Act (Canada)) at the time of the making of such payment;

•	which is subject to such Canadian Taxes by reason of the Securities holder being a resident, domiciliary or national of, engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with Canada or any province or territory thereof otherwise than by the mere holding of the Securities or the receipt of payments thereunder; or

•	which is subject to such Canadian Taxes by reason of the Securities holder’s failure to comply with any certification, identification, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes (provided that Barrick, BGI or BGFC advises the Trustee and the holders of the Securities then outstanding of any change in such requirements).

      Barrick, BGI or BGFC, as the case may be, will also:

•	make such withholding or deduction; and

•	remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

      Barrick, BGI or BGFC, as the case may be, will furnish to the holders of the Securities, within 60 days after the date the payment of any Canadian Taxes is due pursuant to applicable law, certified copies of tax receipts or other documents evidencing such payment by such person.

      Barrick, BGI or BGFC, as the case may be, will indemnify and hold harmless each holder of Securities (other than an Excluded Holder) from and against, and upon written request reimburse each such holder for the amount (excluding any Additional Amounts that have previously been paid by Barrick, BGI or BGFC with respect thereto) of:

•	any Canadian Taxes so levied or imposed and paid by such holder as a result of payments made under or with respect to the Securities or the Guarantees;

•	any liability (including penalties, interest and expenses) arising therefrom or with respect thereto; and

•	any Canadian Taxes imposed with respect to any reimbursement under the preceding two bullet points, but excluding any such Canadian Taxes on such holder’s net income.

      In any event, no Additional Amounts or indemnity amounts will be payable under the provisions described above in respect of any Security in excess of the Additional Amounts and the indemnity amounts which would be required if, at all relevant times, the holder of such Security were a resident of the United States for purposes of the Canada-U.S. Income Tax Convention (1980), as amended. As a result of the limitation on the payment of Additional Amounts and indemnity amounts discussed in the preceding sentence, the Additional Amounts or indemnity amounts received by certain holders of Securities will be less than the amount of Canadian Taxes withheld or deducted or the amount of Canadian Taxes (and related amounts) levied or imposed giving rise to the obligation to pay the indemnity amounts, as the case may be, and, accordingly, the net amount received by such holders of Securities will be less than the amount such holders would have received had there been no such withholding or deduction in respect of Canadian Taxes or had such Canadian Taxes (and related amounts) not been levied or imposed.

      Wherever in the Indenture there is mentioned, in any context, the payment of principal, premium, if any, interest, if any, or any other amount payable under or with respect to a Security or a Guarantee, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Tax Redemption

      Unless otherwise specified in the applicable prospectus supplement, the applicable issuer may redeem the Securities of any series at any time, in whole but not in part, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice as described below, if:

•	as a result of any change (including any announced prospective change) in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada (or the jurisdiction of organization of the successor to the applicable issuer or, if the Securities of such series are guaranteed by Barrick, of Barrick) or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding the application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the date specified in the applicable prospectus supplement, and which in a written opinion to the applicable issuer or Barrick of legal counsel of recognized standing has resulted or will result (assuming, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced) in such issuer, or in the case of guaranteed Securities, Barrick becoming obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to any Security of such series as described under “— Payment of Additional Amounts”; or

•	on or after the date specified in the applicable prospectus supplement, any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada (or the jurisdiction of organization of the successor to the applicable issuer or, if the Securities of such series are guaranteed by Barrick, of Barrick) or any political subdivision or taxing authority thereof or therein, including any of those actions specified in the paragraph immediately above, whether or not such action was taken or decision was rendered with respect to the applicable issuer or Barrick, or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to the applicable issuer or Barrick of legal counsel of recognized standing, will result (assuming, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced) in such issuer, or in the case of guaranteed Securities, Barrick becoming obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to any Security of such series;

and, in any such case, the applicable issuer or, in the case of guaranteed Securities, Barrick (or its successor), in its business judgment, determines that such obligation cannot be avoided by the use of reasonable measures available to it (or its successor).

      In the event that Barrick, BGI or BGFC elects to redeem the Securities of any series pursuant to the provisions set forth in the preceding paragraph, it shall deliver to the Trustee a certificate, signed by an authorized officer, stating that it is entitled to redeem such Debt Securities pursuant to their terms.

      Notice of intention to redeem such Debt Securities will be given not more than 60 nor less than 30 days prior to the date fixed for redemption and will specify the date fixed for redemption.

Events of Default

      The term “Event of Default” with respect to Securities of any series means any of the following:

(a) default in the payment of the principal of (or any premium on) any Security of that series at its Maturity;

(b) default in the payment of any interest on any Security of that series when it becomes due and payable, and continuance of such default for a period of 30 days;

(c) default in the deposit of any sinking fund payment when the same becomes due by the terms of the Securities of that series;

(d) default in the performance, or breach, of any other covenant or agreement of the applicable issuer or, in the case of guaranteed Securities, Barrick in the Indenture in respect of the Securities of that series (other than a covenant or agreement for which default or breach is specifically dealt with elsewhere in the Indenture), where such default or breach continues for a period of 90 days after written notice to the issuer of such Securities and, in the case of guaranteed Securities, Barrick by the Trustee or the holders of at least 25% in principal amount of all outstanding Securities affected thereby;

(e) failure to pay when due, after the expiration of any applicable grace period, any portion of the principal of, or involuntary acceleration of the maturity (which acceleration is not rescinded or annulled within 10 days) of, Indebtedness of the applicable issuer or (in the case of guaranteed Securities) Barrick having an aggregate principal amount outstanding in excess of the greater of (i) $100,000,000 and (ii) 5% of Consolidated Net Tangible Assets;

(f) certain events of bankruptcy, insolvency or reorganization; or

(g) any other Events of Default provided with respect to the Securities of that series.

      If an Event of Default described in clause (a), (b) or (c) above occurs and is continuing with respect to Securities of any series, then the Trustee or the holders of not less than 25% in principal amount of the outstanding Securities of that series may require the principal amount (or, if the Securities of that series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount as may be specified in the terms of that series) of all the outstanding Securities of that series and any accrued but unpaid interest on such Securities be paid immediately. If an Event of Default described in clause (d) or (g) above occurs and is continuing with respect to Securities of one or more series, then the Trustee or the holders of not less than 25% in principal amount of the outstanding Securities of all series affected thereby (as one class) may require the principal amount (or, if any of the Securities of such affected series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount as may be specified in the terms of such affected series) of all the outstanding Securities of such affected series and any accrued but unpaid interest on such Securities to be paid immediately. If an Event of Default described in clause (e) or (f) above occurs and is continuing, then the Trustee or the holders of not less than 25% in principal amount of all outstanding Securities (as a class) may require the principal amount (or, if the Securities or any series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount as may be specified in the terms of that series) of all the outstanding Securities and any accrued but unpaid interest on such Securities to be paid immediately. However, at any time after a declaration of acceleration with respect to Securities of any series (or of all series, as the case may be) has been made and before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of the outstanding Securities of such series, by written notice to Barrick, BGI or BGFC, as applicable, and the Trustee, may, under certain circumstances, rescind and annul such acceleration. The applicable prospectus supplement will contain provisions relating to acceleration of the maturity of a portion of the principal amount of Original Issue Discount Securities or Indexed Securities upon the occurrence of any Event of Default and the continuation thereof.

      Except during default, the Trustee is not obligated to exercise any of its rights and powers under the Indenture at the request or direction of any of the holders, unless the holders have offered to the Trustee reasonable indemnity. If the holders provide reasonable indemnity, the holders of a majority in principal amount of the outstanding Securities of all series affected by an Event of Default may, subject to certain limitations, direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Securities of all series affected by such Event of Default.

      No holder of a Security of any series will have any right to institute any proceedings, unless:

•	such holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the Securities of that series;

•	the holders of at least 25% in principal amount of the outstanding Securities of all series affected by such Event of Default have made written request and have offered reasonable indemnity to the Trustee to institute such proceedings as trustee; and

•	the Trustee has failed to institute such proceeding, and has not received from the holders of a majority in the aggregate principal amount of outstanding Securities of all series affected by such Event of Default a direction inconsistent with such request, within 60 days after such notice, request and offer.

However, these limitations do not apply to a suit instituted by the holder of a Security for the enforcement of payment of principal of or interest on such Security on or after the applicable due date of such payment.

      We will be required to furnish to the Trustee annually an officers’ certificate as to the performance of certain of our obligations under the Indenture and as to any default in such performance.

Defeasance

      When we use the term “defeasance”, we mean discharge from some or all of our obligations under the Indenture with respect to Securities of a particular series. If Barrick, BGI or BGFC deposits with the Trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity or a redemption date of the Securities of a particular series, then at its option:

•	the applicable issuer and, in the case of guaranteed Securities, Barrick will each be discharged from its obligations with respect to the Securities of such series with certain exceptions, such as the obligation to pay Additional Amounts, and the holders of the Securities of the affected series will not be entitled to the benefits of the Indenture except for registration of transfer and exchange of Securities and replacement of lost, stolen or mutilated Securities and certain other limited rights. Such holders may look only to such deposited funds or obligations for payment; or

•	the applicable issuer and, in the case of guaranteed Securities, Barrick will no longer be under any obligation to comply with the “Limitation on Liens” covenant, the “Consolidation, Amalgamation and Merger” covenant and certain other covenants under the Indenture, and certain Events of Default will no longer apply to them.

      To exercise defeasance Barrick, BGI or BGFC also must deliver to the Trustee:

•	an opinion of U.S. counsel to the effect that the deposit and related defeasance would not cause the holders of the Securities of the applicable series to recognize income, gain or loss for U.S. federal income tax purposes and that holders of the Securities of that series will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred; and

•	an opinion of Canadian counsel or a ruling from Canada Revenue Agency that there would be no such recognition of income, gain or loss for Canadian federal or provincial tax purposes and that holders of the Securities of such series will be subject to Canadian federal and provincial income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred.

In addition, no Event of Default with respect to the Securities of the applicable series can have occurred and neither the applicable issuer nor, in the case of guaranteed Securities, Barrick can be an insolvent person under the Bankruptcy and Insolvency Act (Canada). In order for U.S. counsel to deliver the opinion that would allow the applicable issuer and, in the case of guaranteed Securities, Barrick to be discharged from all of its obligations under the Securities of any series, the applicable issuer or, in the case of guaranteed Securities, Barrick must have received from, or there must have been published by, the Internal Revenue Service a ruling, or there must have been a change in law so that the deposit and defeasance would not cause holders of the Securities of such series to recognize income, gain or loss for U.S. federal income tax purposes and so that such holders would be subject to U.S. federal income tax on the same amounts, in the same manner and at the same time as would have been the case if such defeasance had not occurred.

Modifications and Waivers

      We may modify or amend the Indenture with the consent of the holders of a majority in aggregate principal amount of the outstanding Securities of all series affected by such modification or amendment; provided, however, that we must receive consent from the holder of each outstanding Security of such affected series to:

•	change the stated maturity of the principal of, or interest on, such outstanding Security;

•	reduce the principal amount of or interest on such outstanding Security;

•	reduce the amount of the principal payable upon the acceleration of the maturity of an outstanding Original Issue Discount Security;

•	change the place or currency of payments on such outstanding Security;

•	impair the right to institute suit for the enforcement of any payment on or with respect to such outstanding Security;

•	reduce the percentage in principal amount of outstanding Securities of such series, from which the consent of holders is required to modify or amend the Indenture or waive compliance with certain provisions of the Indenture or waive certain defaults; or

•	modify any provisions of the Indenture relating to modifying or amending the Indenture or waiving past defaults or covenants except as otherwise specified.

      The holders of a majority in principal amount of Securities of any series may waive our compliance with certain restrictive provisions of the Indenture with respect to such series. The holders of a majority in principal amount of outstanding Securities of all series with respect to which an Event of Default has occurred may waive any past default under the Indenture, except a default in the payment of the principal of or interest on any Security or in respect of any item listed above.

      The Indenture or the Securities may be amended or supplemented, without the consent of any holder of such Securities, in order to, among other things, cure any ambiguity or inconsistency or to make any change, in any case, that does not have a materially adverse effect on the rights of any holder of such Securities.

Consent to Jurisdiction and Service

      Under the Indenture, each of Barrick, BGI and BGFC has irrevocably appointed CT Corporation System, 111 Eighth Avenue, New York, New York, 10011 as its agent for service of process in any suit, action or proceeding arising out of or relating to the Indenture, the Securities and the Guarantees and for actions brought under federal or state securities laws brought in any federal or state court located in The City of New York, and each of Barrick, BGI and BGFC has submitted to such non-exclusive jurisdiction.

Governing Law

      The Indenture, the Securities and the Guarantees will be governed by and construed in accordance with the laws of the State of New York.

Enforceability of Judgments

      Since many of Barrick’s, BGI’s or BGFC’s assets are outside the United States, any judgment obtained in the United States against Barrick, BGI or BGFC, including judgments with respect to payments under the Guarantees, may not be collectible within the United States.

      Barrick has been informed by its Canadian counsel, Davies Ward Phillips & Vineberg LLP, that a court of competent jurisdiction in the Province of Ontario (an “Ontario Court”) would give a judgment in Canadian dollars at an exchange rate determined in accordance with the Courts of Justice Act (Ontario) based upon a final and conclusive in personam judgment of a U.S. federal or New York state court located in the State of New York (“New York Court”) for a sum certain, obtained against Barrick, BGI or BGFC without reconsideration of the merits with respect to a claim pursuant to the Indenture if:

•	the New York Court rendering such judgment has jurisdiction over the judgment debtor, as recognized by the courts of the Province of Ontario for purposes of enforcement of foreign judgments (and submission by Barrick, BGI and BGFC in the Indenture to the non-exclusive jurisdiction of the New York Court and the appointment by Barrick, BGI and BGFC of an agent for service of process, will be sufficient for the purpose):

•	such judgment was: (a) not obtained by fraud or in any manner contrary to the principles of natural justice; (b) not for a claim in respect of any laws of the United States or the State of New York or any other jurisdiction other than the Province of Ontario which an Ontario Court would characterize under the laws of the Province of Ontario as revenue, expropriatory, penal or similar laws; (c) not contrary to public policy, as such term is interpreted under the laws of the Province of Ontario or contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act

(Canada) in respect of certain judgments referred to therein; and (d) subsisting and unsatisfied and not impeachable as void or voidable under New York law;

•	there has been compliance with the Limitations Act, 2002 (Ontario), which has the effect that any action to enforce a foreign judgment must be commenced within two years of the date of the foreign judgment; and

provided that:

•	such Ontario Court has discretion to stay or decline to hear an action on such judgment if the judgment is under appeal, or there is another subsisting judgment in Ontario, New York or any other jurisdiction relating to the same cause of action as such judgment; and

•	an action in Ontario on such judgment may be affected by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors’ rights generally.

      Barrick has been advised by its Canadian counsel that there is some doubt as to the enforceability in Canada, against Barrick, BGI or BGFC or against any of their respective directors, officers and experts who are not residents of the United States, by a court in original actions or in actions to enforce judgments of United States courts, of civil liabilities predicated solely upon the United States federal securities laws.

The Trustee

      The Trustee under the Indenture is JPMorgan Chase Bank. JPMorgan Chase Bank and one of its affiliates are lenders under Barrick’s bank credit facilities.

CERTAIN INCOME TAX CONSIDERATIONS

      The applicable prospectus supplement will describe certain Canadian federal income tax consequences to investors described therein of acquiring Debt Securities, including, in the case of an investor who is not a resident of Canada (for purposes of the Income Tax Act (Canada)), if applicable, whether payment of principal, premium, if any, and interest will be subject to Canadian non-resident withholding tax.

      The applicable prospectus supplement will also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of Debt Securities by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code), if applicable, including, to the extent applicable, any such consequences relating to Debt Securities payable in a currency other than the U.S. dollar, issued at an original issue discount for U.S. federal income tax purposes or containing early redemption provisions or other special terms.

PLAN OF DISTRIBUTION

      We may sell Debt Securities for cash or other consideration:

•	through agents;

•	through underwriters or dealers; or

•	directly to purchasers.

      We will describe in a prospectus supplement the specific plan of distribution for a particular series of Debt Securities, including the name or names of any underwriters or agents, the purchase price or prices of the Offered Securities, the form of consideration accepted for the Offered Securities, the proceeds to Barrick, BGI or BGFC, as the case may be, from the sale of the Offered Securities, any initial public offering price, any underwriting discount or commission and any discounts, concessions or commissions allowed or reallowed or paid by any underwriter to other dealers. Any initial public offering price and any discounts, concessions or commissions allowed or reallowed or paid to dealers may be changed from time to time.

      We may distribute Debt Securities from time to time in one or more transactions:

•	at a fixed price or prices, which may change;

•	at market prices prevailing at the time of sale;

•	at prices related to such prevailing market prices; or

•	at prices to be negotiated with purchasers.

      Debt Securities may be sold through agents designated by us. The agents may solicit offers by institutions to purchase the offered Debt Securities directly from Barrick, BGI or BGFC, as the case may be, pursuant to contracts providing for payment and delivery on a future date. The applicable prospectus supplement will set forth the commission we will pay to the agents and any conditions to any such contracts.

      In connection with the sale of Debt Securities, Barrick, BGI or BGFC, or purchasers of Debt Securities for whom the underwriters may act as agents may compensate the underwriters in the form of discounts, concessions or commissions. Underwriters, dealers, and agents that participate in the distribution of Debt Securities may be deemed to be underwriters and any fees or commissions received by them from Barrick, BGI or BGFC, and any profit on the resale of Debt Securities by them, may be deemed to be underwriting commissions under the U.S. Securities Act of 1933, as amended. The applicable prospectus supplement will identify any underwriters with respect to the Offered Securities.

      Without limiting the generality of the foregoing, we also may issue some or all of the Debt Securities offered by this prospectus in exchange for property, including securities or assets of ours or other companies we may acquire in the future.

      We may enter into agreements to indemnify underwriters, dealers and agents who participate in the distribution of Debt Securities against certain liabilities, including liabilities under the Securities Act of 1933, as amended. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

      This prospectus may qualify the distribution of the Debt Securities under the securities laws of the Province of Ontario to purchasers resident outside of the Province of Ontario, if a prospectus supplement specifically states that it is intended to do so. This prospectus may also qualify the distribution of the Debt Securities under the securities laws of the Province of Ontario to purchasers resident in the Province of Ontario, if a prospectus supplement specifically states that it is intended to do so. The Debt Securities may only be offered and sold in Canada : (A) in the Province of Ontario pursuant to this prospectus (if the applicable supplement so provides); or (B) pursuant to an exemption from the prospectus requirements of Ontario securities laws, or an exemption from the prospectus requirements of the securities laws of any other province or territory in which the Debt Securities are offered or sold. In addition, the Debt Securities may only be offered and sold in any province or territory of Canada by a securities dealer appropriately registered under the securities laws of that jurisdiction, or pursuant to an exemption from the registered dealer requirements of those securities laws. Each underwriter and each dealer participating in the distribution of the Offered Securities will agree, unless the applicable prospectus supplement indicates otherwise, that it will only offer or sell the Offered Securities in Canada: (A) to purchasers resident in the Province of Ontario pursuant to this prospectus (if the applicable supplement so provides), or to purchasers resident in any province or territory of Canada pursuant to an exemption from the prospectus requirements of those securities laws; and (B) in accordance with the dealer registration requirements of applicable securities laws, or pursuant to an exemption from those requirements. Except in the case of purchasers in Ontario acquiring Debt Securities pursuant to this prospectus (if the applicable supplement so provides), any Debt Securities acquired by a purchaser in Canada may be subject to resale restrictions under Canadian securities laws, which may in some cases apply to resales made to persons outside of Canada.

NON-GAAP PERFORMANCE MEASURES

(in millions of U.S. dollars except per ounce amounts and

ounces sold; ounces refer to ounces of gold)

	2003	2002

Total cash production costs — per U.S. GAAP(1)	$1,065	$1,065
Reclamation, closure and other costs	$(14)	$(37)

Operating costs for per ounce calculation	$1,051	$1,028

Ounces sold (thousands)	5,554	5,805
Total cash costs per ounce sold — per The Gold Institute Production Cost Standard (dollars)	$189	$177
Total cash costs per ounce sold — per U.S. GAAP (dollars)	$192	$183

(1)	Equal to cost of sales and operating expenses less accretion expense and reclamation costs at non-operating mines.

      Barrick reports total cash costs per ounce data because it understands that certain investors use this information to assess Barrick’s performance. The inclusion of total cash costs per ounce statistics enables investors to better understand year-on-year changes in production costs, which in turn affect Barrick’s profitability and its ability to generate operating cash flow for use in investing and other activities. Barrick reports total cash costs per ounce data calculated in accordance with The Gold Institute Production Cost Standard (the “Standard”). Adoption of the Standard is voluntary, but Barrick understands that most senior gold producers follow the Standard when reporting cash cost per ounce data. The total cash cost per ounce data does not have a meaning prescribed by U.S. GAAP and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the Standard. Total cash costs per ounce are derived from amounts included in Barrick’s statements of income and include mine site operating costs, such as mining, processing, administration, royalties and production taxes, but exclude amortization, reclamation costs, financing costs, and capital, development and exploration costs. Total cash production costs and total cash costs per ounce (measured in accordance with GAAP) have been presented as required by securities regulations that govern non-GAAP measures.

      The total cash cost per ounce data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP.

LEGAL MATTERS

General

      Certain legal matters will be passed upon by:

•	Shearman & Sterling LLP, our United States counsel, on matters of United States law; and

•	Davies Ward Phillips & Vineberg LLP, our Canadian counsel, on matters of Ontario law and the federal laws of Canada applicable in Ontario.

Davies Ward Phillips & Vineberg LLP may rely on Shearman & Sterling LLP in issuing opinions about the validity of the Securities being sold. If different lawyers are relied on at the time of an offering of Securities this will be included in the prospectus supplement.

      On the date of this prospectus, the partners and associates of Davies Ward Phillips & Vineberg LLP and Shearman & Sterling LLP, respectively, own beneficially, directly or indirectly, less than 1% of the securities of Barrick.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

      The following documents have been filed with the SEC as part of the registration statement of which this prospectus is a part:

•	the documents listed as being incorporated by reference in this prospectus under the heading “Where You Can Find More Information” in this prospectus;

•	consents of accountants and counsel;

•	powers of attorney;

•	form of the trust indenture relating to the Debt Securities and the Guarantees;

•	statement of eligibility of the Trustee on Form T-1; and

•	letter explaining calculation of interest coverage ratios.

EXPERTS

      The comparative audited consolidated financial statements incorporated by reference in this prospectus have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, Chartered Accountants, given on the authority of that firm as experts in auditing and accounting. The address of PricewaterhouseCoopers LLP is Suite 3000, P.O. Box 82, Royal Trust Tower, Toronto-Dominion Centre, Toronto, Ontario, M5K 1G8.

Auditors’ Consent

October 28, 2004

      We have read the final and amended and restated short form base shelf prospectus of Barrick Gold Corporation (“Barrick”), Barrick Gold Inc. (“BGI”) and Barrick Gold Finance Company (“BGFC”) dated October 28, 2004 relating to the issue and sale of Debt Securities of Barrick, BGI and BGFC. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

      We consent to the incorporation by reference in the above-mentioned prospectus of our report dated February 11, 2004 to the shareholders of Barrick on the consolidated balance sheets of Barrick as at December 31, 2003 and December 31, 2002 and the consolidated statements of income, cash flows, shareholders’ equity and comprehensive income for each of the years in the three-year period ended December 31, 2003 prepared in accordance with U.S. generally accepted accounting principles.

(signed) PRICEWATERHOUSECOOPERS LLP

Chartered Accountants

Toronto, Ontario

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO

OFFEREES OR PURCHASERS

Indemnification

Barrick Gold Corporation and Barrick Gold Inc.

      Under the Business Corporations Act (Ontario), Barrick Gold Corporation and Barrick Gold Inc. (each a “Registrant” and a “Corporation”) may indemnify a present or former director or officer or a person who acts or acted at the Corporation’s request as a director or officer of another corporation of which the Corporation is or was a shareholder or creditor, and his or her heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of his or her being or having been a director or officer of the Corporation or such other corporation if the director or officer acted honestly and in good faith with a view to the best interests of the Corporation and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his or her conduct was lawful. Such indemnification may be made in connection with an action by or on behalf of the Corporation or such other corporation only with court approval. A director is entitled to indemnification from the Corporation as a matter of right if he or she was substantially successful on the merits of his or her defence and fulfilled the conditions set forth above.

      In accordance with provisions of the Business Corporations Act (Ontario) described above, the by-laws of the Corporation provide that the Corporation shall indemnify a director or officer, a former director or officer, or a person who acts or acted at the Corporation’s request as a director or officer of a corporation of which the Corporation is or was a shareholder or creditor, and his or her heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she was made a party by reason of being or having been a director or officer of the Corporation or such other corporation if he or she acted honestly and in good faith with a view to the best interests of the Corporation and, in the case of a criminal or administrative action or proceeding that is enforced by monetary penalty, he or she had reasonable grounds in believing that his or her conduct was lawful.

Barrick Gold Finance Company

      Under applicable Nova Scotia law, Barrick Gold Finance Company (a “Registrant” and “Barrick Gold Finance”) is permitted to indemnify its officers and directors on terms acceptable to its shareholders.

      The Articles of Association of Barrick Gold Finance provide that no director or officer, in the absence of any dishonesty on such person’s part, shall be liable for acts, receipts, neglects or defaults of any other director or officer, or for joining in any receipt or other act for conformity, or for any loss or expense happening to Barrick Gold Finance through the insufficiency or deficiency of title to any property acquired by order of the directors for or on behalf of Barrick Gold Finance or through the insufficiency or deficiency of any security in or upon which any of the moneys of Barrick Gold Finance shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any money, securities or effects shall be deposited, or for any loss occasioned by error of judgment or oversight on his part, or for any other loss, damage or misfortune whatever which shall happen in the execution of the duties of his office or in relation thereto.

      The Articles of Association of Barrick Gold Finance also provide that every director, manager, Secretary, Treasurer, and other officer or servant of Barrick Gold Finance shall be indemnified by Barrick Gold Finance against, and it shall be the duty of the directors out of the funds of Barrick Gold Finance to pay, all costs, losses and expenses which any such person may incur or become liable to by reason of any contract entered into, or act or thing done by him as such officer or servant, or in any way in the discharge of his duties, including travelling expenses, and the amount for which such indemnity is proved shall immediately attach as a lien on the property of Barrick Gold Finance and have priority as against the shareholders over all other claims.

      Although the matter has not received judicial consideration, as Barrick Gold Finance has generally the powers of a natural person, there would appear to be no reason why Barrick Gold Finance could not purchase insurance to discharge all or part of its indemnification obligations.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrants pursuant to the foregoing provisions, the Registrants have been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

EXHIBITS TO FORM F-9

      The exhibits to this registration statement are listed in the exhibit index, which appears elsewhere herein.

PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1. Undertaking.

      The registrants undertake to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to this Form F-9 or to transactions in said securities.

Item 2. Consent to Service of Process.

      Concurrently with the filing of this registration statement, each of the registrants is filing with the Commission a written irrevocable consent and power of attorney on Form F-X.

      Any change to the name or address of the agent for service of any of the registrants shall be communicated promptly to the Commission by an amendment to the applicable Form F-X referencing the file number of the relevant registration statement.

III-1

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, each of the registrants certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-9 and that it has reasonable grounds to believe that the Debt Securities will be rated “investment grade” by the time of sale of such Debt Securities pursuant to this registration statement, and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Canada, on this 29th day of October, 2004.

BARRICK GOLD CORPORATION
(Registrant)

By:	/s/ SYBIL E. VEENMAN

Name: Sybil E. Veenman
Title: Vice President, Assistant General
Counsel and Secretary

BARRICK GOLD INC.
(Registrant)

By:	/s/ SYBIL E. VEENMAN

Name: Sybil E. Veenman
Title: Secretary

BARRICK GOLD FINANCE COMPANY
(Registrant)

By:	/s/ SYBIL E. VEENMAN

Name: Sybil E. Veenman
Title: Secretary

III-2

SIGNATURES WITH RESPECT TO BARRICK GOLD CORPORATION

POWERS OF ATTORNEY

      Each person whose signature appears below constitutes and appoints each of Sybil E. Veenman and Gregory C. Wilkins as his or her true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title with Registrant	Date

/s/ PETER MUNK Peter Munk	Chairman and Director	October 29, 2004

/s/ GREGORY C. WILKINS Gregory C. Wilkins	President, Chief Executive Officer and Director (Principal Executive Officer)	October 29, 2004

/s/ JAMIE C. SOKALSKY Jamie C. Sokalsky	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	October 29, 2004

/s/ ANDRÉ R. FALZON André R. Falzon	Vice President and Controller (Principal Accounting Officer)	October 29, 2004

/s/ JACK E. THOMPSON Jack E. Thompson	Vice Chairman and Director	October 29, 2004

/s/ HOWARD L. BECK Howard L. Beck	Director	October 29, 2004

/s/ C. WILLIAM D. BIRCHALL C. William D. Birchall	Director	October 29, 2004

/s/ GUSTAVO CISNEROS Gustavo Cisneros	Director	October 29, 2004

Marshall A. Cohen	Director	, 2004

/s/ PETER A. CROSSGROVE Peter A. Crossgrove	Director	October 29, 2004

III-3

Signature	Title with Registrant	Date

/s/ PETER C. GODSOE Peter C. Godsoe	Director	October 29, 2004

/s/ ANGUS A. MACNAUGHTON Angus A. MacNaughton	Director	October 29, 2004

/s/ BRIAN MULRONEY The Right Honourable Brian Mulroney	Director	October 29, 2004

/s/ ANTHONY MUNK Anthony Munk	Director	October 29, 2004

/s/ JOSEPH L. ROTMAN Joseph L. Rotman	Director	October 29, 2004

Steven J. Shapiro	Director	, 2004

III-4

SIGNATURES WITH RESPECT TO BARRICK GOLD INC.

POWERS OF ATTORNEY

      Each person whose signature appears below constitutes and appoints each of Sybil E. Veenman and Gregory C. Wilkins as his or her true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title with Registrant	Date

/s/ GREGORY A. LANG Gregory A. Lang	President and Director (Principal Executive Officer)	October 29, 2004

/s/ JAMIE C. SOKALSKY Jamie C. Sokalsky	Chief Financial Officer and Director (Principal Financial Officer)	October 29, 2004

/s/ ANDRÉ R. FALZON André R. Falzon	Vice President and Controller (Principal Accounting Officer)	October 29, 2004

/s/ JOHN K. CARRINGTON John K. Carrington	Director	October 29, 2004

III-5

SIGNATURES WITH RESPECT TO BARRICK GOLD FINANCE COMPANY

POWERS OF ATTORNEY

      Each person whose signature appears below constitutes and appoints each of Sybil E. Veenman and Gregory C. Wilkins as his or her true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title with Registrant	Date

/s/ JOHN K. CARRINGTON John K. Carrington	President and Director (Principal Executive Officer)	October 29, 2004

/s/ JAMIE C. SOKALSKY Jamie C. Sokalsky	Chief Financial Officer and Director (Principal Financial Officer)	October 29, 2004

/s/ ANDRÉ R. FALZON André R. Falzon	Vice President and Controller (Principal Accounting Officer)	October 29, 2004

/s/ SYBIL E. VEENMAN Sybil E. Veenman	Director	October 29, 2004

III-6

AUTHORIZED REPRESENTATIVE

      Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the undersigned has signed this registration statement, solely in the capacity of the duly authorized representative of Barrick Gold Corporation, Barrick Gold Inc. and Barrick Gold Finance Company in the United States, in the City of Toronto, Province of Ontario, Canada on this 29th day of October, 2004.

BARRICK GOLDSTRIKE MINES INC.

By:	/s/ SYBIL E. VEENMAN

Name: Sybil E. Veenman
Title: Secretary

III-7

EXHIBIT INDEX

Exhibit
No.	Description of Exhibit

2.1	Letter explaining calculation of interest coverage ratios

4.1	The comparative audited consolidated financial statements of Barrick Gold Corporation (“Barrick”) and the notes thereto for the year ended December 31, 2003 prepared in accordance with U.S. GAAP, together with the report of the auditors thereon (incorporated by reference to Exhibit 2 to Barrick Gold Corporation’s Form 40-F (Commission File No. 1-9059) filed with the Commission on May 19, 2004) and management’s discussion and analysis (U.S. GAAP) of financial and operating results for the year ended December 31, 2003 (incorporated by reference to Exhibit 3 to Barrick Gold Corporation’s Form 40-F (Commission File No. 1-9059) filed with the Commission on May 19, 2004), found on pages 21 through 108 of Barrick’s 2003 annual report

4.2	The comparative unaudited interim consolidated financial statements of Barrick and the notes thereto for the nine months ended September 30, 2004 prepared in accordance with U.S. GAAP, together with management’s discussion and analysis (U.S. GAAP) of financial and operating results for the nine months ended September 30, 2004, including the operating and financial summary, found on pages 8 through 55 of Barrick’s third quarter report (incorporated by reference to Exhibit 1 to Barrick Gold Corporation’s Form 6-K (Commission File No. 1-9059) furnished to the Commission on October 28, 2004)

4.3	Those portions of the operating and financial summary contained in Barrick’s second quarter report entitled “Lagunas Norte, Alto Chicama District in Peru” on page 12 of the second quarter report, “Veladero, Argentina” on page 12 of the second quarter report, “Pascua — Lama, Chile/Argentina” on pages 12 and 13 of the second quarter report, “Cowal, Australia” on page 15 of the second quarter report and “Tulawaka, Tanzania” on page 15 of the second quarter report (incorporated by reference to Exhibit 1 to Barrick Gold Corporation’s Form 6-K (Commission File No. 1-9059) furnished to the Commission on July 29, 2004)

4.4	The annual information form of Barrick dated May 19, 2004 for the year ended December 31, 2003 (incorporated by reference to Exhibit 1 to Barrick Gold Corporation’s Form 40-F (Commission File No. 1-9059) filed with the Commission May 19, 2004)

4.5	The management information circular of Barrick dated March 8, 2004 prepared for the annual and special meeting of Barrick shareholders held on April 22, 2004, other than the sections entitled “Report on Executive Compensation” and “Performance Graph” (incorporated by reference to Exhibit 2 to Barrick Gold Corporation’s Form 6-K (Commission File No. 1-9059), excluding such sections, furnished to the Commission on March 18, 2004)

5.1	Consent of PricewaterhouseCoopers LLP

5.2	Consent of Davies Ward Phillips & Vineberg LLP

6.1	Powers of Attorney (included on the signature page of this registration statement)

7.1	Form of Indenture

7.2	Statement of Eligibility of the Trustee on Form T-1